SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of June 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   X




     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated June 4, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106 and 333-13350.


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                                                                   PRESS RELEASE
                                                       FOR IMMEDIATE PUBLICATION

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          LAURENTIAN BANK OF CANADA AND CGI SIGN AN AGREEMENT REGARDING
                        INFORMATION TECHNOLOGY SERVICES



Montreal, June 4, 2001 - Laurentian Bank of Canada and CGI today announced the signing of an agreement regarding the outsourcing of the information technology services of the Laurentian Bank and its subsidiaries. The approximate value of the 10-year agreement is CDN$300 million. (US$194 million).

"Entrusting the development and management of our information technology services to CGI will ensure the continued development of Laurentian Bank's technological capacity," said Henri-Paul Rousseau, President and Chief Executive Officer. "In the course of evaluating CGI's offer, we have realized that their expertise in information technology outsourcing is among the most advanced in North America. In a fiercely competitive market, we will be able to maintain our technological lead in association with this partner while moving forward with our business strategy. We are also pleased that CGI will offer advantageous employment conditions to the employees who provided the services at the Laurentian Bank."

"By taking advantage of our highly regarded IT management and development services, Laurentian Bank will benefit from constant access to the technology essential to its growth," said Serge Godin, Chairman, President and Chief Executive Officer of CGI. "Our association with the Laurentian Bank will enable us to expand our presence in the financial services sector as we take on employees with great expertise in this sector and in information technology. We also intend to provide useful support to Laurentian Bank in implementing its technology strategy."

The agreement covers services such as project development, application maintenance and evolution, production management, operations support, network management, technology deployment, and technical support and automated banking machine network. The operations are scheduled to be transferred on mid-June 2001.

In the context of the reform of the banking and financial services sectors, Laurentian Bank wants to maintain its technological lead, which was recently recognized by the North American firm Gomez. Technology also gives the Laurentian Bank the ability to develop value-added products, such as banking and financial packages and dedicated Web sites, that are tailored to the needs of the clients of its business lines and subsidiaries.

The Laurentian Bank has taken care to do business with an established company that provides advantageous working conditions and unmatched career and personal development opportunities to its employees. CGI meets these conditions. Nearly 150 persons currently working in information technology services will be offered positions with CGI. Through its team of information technology veterans, the Laurentian Bank will continue to oversee all aspects of systems architecture, technological orientations, information security and projects and service agreement management.

Laurentian Bank already outsources various activities, including data processing and operation of its telecommunications network. These outsourcing agreements will remain in effect.

Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount of more than 10,000 professionals. CGI's order backlog totals approximately US$5.3 billion (CDN$8.2 billion) and its revenue run-rate is close to US$1 billion (CDN$1.5 billion). CGI provides end-to-end IT services and business solutions to 2,500 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.

Founded in 1846, Laurentian Bank ranks seventh among Canadian Schedule I banks, with assets of over $17 billion. The Bank offers highly competitive products and superior personalized service to meet the banking and financial needs of individuals and small and medium-sized businesses. The Bank's common shares are traded on the Toronto Stock Exchange (ticker symbol: LB). The address of the Bank's Web site is www.laurentianbank.com

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Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions; and other risks identified in Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s annual report or Form 40F filed with the U.S. Securities & Exchange Commission and the Company's Annual Information Form filed with Canadian securities commissions. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-


Information:

Laurentian Bank of Canada                           CGI
Nathalie Roberge                                    Ronald White
Assistant Vice-President,                           Director, investor relations
Public Affairs
Office: (514) 284-4500, extension 7511              (514) 841-3230
Cellular: (514) 893-3963
robergn@banquelaurentienne.ca                       ronald.white@cgi.ca


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



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CGI GROUP INC.
                                            (Registrant)


Date: June 4, 2001                          By /s/ Paule Dore
                                            Name:  Paule Dore
                                            Title: Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary